Exhibit 99.1

Spectrum Therapeutics announces strategic patient support and education partnership with Medical Pharmacies

TORONTO & SMITHS FALLS, ON, Aug. 8, 2019 /CNW/ - Spectrum Therapeutics, the medical division of Canopy Growth Corporation ("Canopy Growth") (TSX: WEED)(NYSE: CGC) today announced that it has entered into a five year service agreement with Medical Pharmacies Group Limited ("Medical Pharmacies"), Canada's largest specialty pharmacy that services residents in long-term care, retirement homes and other settings. Under the agreement, Spectrum Therapeutics will be the preferred medical cannabis education partner to Medical Pharmacies and the seniors it serves in over 500 residences and care facilities.

Spectrum Therapeutics announces five-year service agreement with Medical Pharmacies Group, Canada's largest specialty pharmacy that services residents in long-term care, retirement homes and other settings. (CNW Group/Canopy Growth Corporation)

The agreement will also see Apollo Cannabis Clinics ("Apollo") support patient access and provide ongoing comprehensive medical support to all pharmacists, nursing staff and medical directors in order to ensure utilization of medical cannabis that maximizes safety and efficacy. Apollo is a leading evidence-based cannabis clinic with physical locations in Toronto and virtual access to its clinical team available country-wide.

Spectrum Therapeutics products that will be available to residents in long-term care and retirement homes served by Medical Pharmacies includes a full lineup of medical cannabis ranging from whole-flower to oils and Softgels. Spectrum Therapeutics is known for its easy-to-understand colour-coded spectrum that categorizes medical cannabis according to THC and CBD levels. This is especially appealing amongst seniors given the simplification around strength and dosage which helps healthcare professionals and their patients communicate clearly about product selection.

"Many seniors still face significant barriers when it comes to access and knowledge around the therapeutic value of medical cannabis," said Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "However with the knowledge and support of trained pharmacists along with Apollo Cannabis Clinics and our full-spectrum range of medical cannabis which includes Softgels, a consistent dosing format of ingestible medical cannabis, we're ensuring the highest degree of safety and efficacy of medical cannabis is available to this patient population."

"Apollo is looking forward to providing Canadian seniors living in long term care homes with unparalleled access to the highest quality medical cannabis, care & education," commented Bryan Hendin, President & Founder, Apollo Cannabis Clinics.

Spectrum Therapeutics will work collaboratively with Medical Pharmacies to educate all of its healthcare practitioners, residents and families on the benefits, risks and potential applications of medical cannabis and its potential interactions with existing medications, other treatments and health conditions. Medical Pharmacies will ensure all residents will be able to receive ongoing clinical support from on-site pharmacists and have cannabis integrated into existing care plans if they wish to do so. Clinical pharmacists are in an ideal position to provide guidance on the interaction of medical cannabis with other medications to residents at long-term care and retirement homes as they are specially trained in geriatric medications, monitor all of the residents' medication and work onsite directly with residents at continuing care facilities.

"We look forward to providing holistic pharmaceutical oversight to medical cannabis and are pleased to partner with Spectrum Therapeutics and Apollo Cannabis Clinics to offer safe, supportive, integrated care and seamless delivery for our residents," stated John Leader, CEO of Medical Pharmacies Group Limited. "With many decades of experience providing quality service, people can trust Medical Pharmacies to lead the way in the safe delivery and integration of medical cannabis into their care."

Medical Pharmacies has played an integral role in the development of the care pathway and protocols through its clinical research arm for the ongoing pilot study previously announced by Spectrum Therapeutics with the Ontario Long Term Care Association. This first-of-its-kind study is examining how medical cannabis can potentially displace other, less-desirable therapeutics for both pain and cognitive function for residents in a select group of homes.

This three-way partnership will ensure seniors receive the best care possible.

About Medical Pharmacies
Medical Pharmacies (MPGL) is Canada's leading pharmacy specializing in providing pharmacy services to long term care, retirement home and extended care facilities. Through its subsidiary Ontario Medical Supplies (www.oms.ca), MPGL also offers a comprehensive and complementary suite of medical products. The company delivers a personalized pharmacy experience to over 45,000 residents, one person at a time, from multiple locations in Ontario, British Columbia and Alberta. MPGL is a respected innovator of medication management systems that enhance medication accuracy, safety and cost efficiency. The company has been recognized annually since 2000 as one of Canada's Best Managed Companies, and is a Platinum Member. For more information on MPGL, please go to www.medicalpharmacies.com.

About Spectrum Therapeutics
Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED, NYSE: CGC), is dedicated to educating healthcare practitioners, furthering the public's understanding of medical cannabis and its various applications, and cutting edge, commercializable research and IP development. Founded in Canada, Spectrum Therapeutics operates in Australia, South America, Africa and across Europe. Its products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded spectrum to categorize medical cannabis according to THC and CBD levels.

Spectrum Therapeutics' offerings include whole flower cannabis, oils and new innovations such as Softgels in addition to single cannabinoid medicine Dronabinol under the brand Bionorica Ethics. Through product simplification, robust clinical research and ongoing education of healthcare professionals, Spectrum Therapeutics is committed to addressing the unmet medical needs of patients around the globe.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics. The Company operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "will be the preferred education partner for medical cannabis to Medical Pharmacies", and "provide ongoing comprehensive medical support to all pharmacists, nursing staff and medical directors in order to ensure safe utilization of medical cannabis". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including product supply, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Canopy Growth Corporation: Carly Pickett, Media Relations, carly.pickett@canopygrowth.com, 343-996-3234; Tyler Burns, Investor Relations, tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Medical Pharmacies: Talia Novik, talia.novik@medicalpharmacies.com, 437-242-9688

CO: Canopy Growth Corporation

CNW 07:30e 08-AUG-19